Exhibit 77(M)(2)

      On December 10, 2013, the Boards of Directors of the Fund and Cohen & Steers Dividend Majors Fund ("DVM") approved the reorganization and merger of DVM with and into the Fund in accordance with Maryland General Corporation Law. The purpose of the transaction was to permit shareholders to pursue substantially similar investment objectives in a fund that has a focused investment strategy with similar investment policies and anticipated lower expenses. The transaction was structured as a tax free reorganization under the Internal Revenue Code. On April 24, 2014, DVM's shareholders approved the reorganization and merger. Also on April 24, 2014, the Fund's shareholders approved the issuance of additional shares of the Fund's common stock in connection with the reorganization and merger with DVM.

      After the close of business on June 13, 2014, the Fund acquired substantially all of the assets and liabilities of DVM with the investment portfolio constituting the principal asset. The investment portfolio of DVM, with a fair value of $218,242,458 and identified cost of $164,710,615 as of the date of the reorganization, was the principal asset acquired by the Fund. The acquisition was accomplished by a tax-free exchange of 12,580,987 shares worth $221,713,619 (including $19,268 paid in cash in lieu of fractional shares) of DVM for 16,550,351 shares of the Fund. The net assets of DVM and the Fund immediately before the acquisition were $221,713,619 (including $54,071,842 of net unrealized appreciation) and $128,424,578, respectively. The combined net assets of the Fund immediately following the acquisition were $350,138,197. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however the cost basis of the investments received from DVM was carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

      Merger related expenses, which were borne by the Fund were approximately $312,500, of which $122,283 were borne by the Fund and $190,217 were borne by DVM.

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